

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 27, 2008

By US Mail and Facsimile
Mr. James A. Cannavino
Chief Executive Officer
Direct Insite Corp.
80 Orville Drive
Bohemia, New York 11716

> **Re:** **Direct Insite Corp.**
> **Form S-1**
> **Filed October 2, 2008**
> **File No. 333-153792**

Dear Mr. Cannavino:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of the Prospectus

1. You state that "[e]xcept in certain circumstances," the selling security holders will sell the shares through brokers at market prices. Revise your disclosure to ensure that you have provided an overview of all of the underwriting arrangements in a clear, concise and accurate manner as required by Item 501(b)(8)(ii) of Regulation S-K.

Risk Factors, page 4

General

2. We note that in your Form 10-K for the fiscal year ended December 31, 2007 your officers concluded that your disclosure controls and procedures and internal controls over financial reporting were ineffective. Please add a risk factor that discusses the risk posed to investors as a result of these ineffective internal controls. In addition, under an appropriate caption elsewhere in the prospectus, identify the significant deficiencies and material weaknesses, discuss why they occurred, why they persist, steps you have taken to address them, the timetable for remediation and an estimate of remediation costs, if material.

Description of Business, page 19

General

3. Ensure that you have provided all of the information required by Item 101(c)(1)(vii) of Regulation S-K. We note that IBM and EDS together accounted for 97% of your revenues for 2007. Describe in detail the nature of your relationship with both companies and discuss the material terms of your agreement with each, including termination provisions. Discuss the known implications of the recent purchase of EDS by Hewlett-Packard Company. Finally, provide us with your analysis as to why the contracts with IBM and EDS need not be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, as it appears that your business is substantially dependent on each agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Six Months Ended June 30, 2008

Results of Operations, page 28

General

4. Revise your disclosures throughout MD&A to discuss the reasons for the changes in your revenues from IBM and EDS.

Exhibits

Exhibit 5.1

5.   The opinion of counsel must opine on the legality of all of the securities "when sold." Refer to Item 601(b)(5)(i) of Regulation S-K. Obtain a revised opinion and re-file it to comply with this item.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donna Levy at (202) 551-3292 with any questions, or in her absence me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director,

cc:	David H. Lieberman, Esq. (by facsimile, 516-433-5858)